                                                                    EXHIBIT 99.1


                  Item 8 -- Consolidated Financial Statements
                            MCM Capital Group, Inc.

                        Consolidated Financial Statements
                  Years ended December 31, 1999, 2000 and 2001



                                    Contents
Report of Independent Auditors, BDO Seidman, LLP ...............................44
Report of Independent Auditors, Ernst & Young, LLP .............................45

Audited Financial Statements

Consolidated Statements of Financial Condition .................................46
Consolidated Statements of Operations and Comprehensive Loss ...................47
Consolidated Statements of Stockholders' Equity (Deficit) ......................48

Consolidated Statements of Cash Flows ..........................................49
Notes to Consolidated Financial Statements .....................................51

                         Report of Independent Auditors


The Board of Directors and Stockholders
MCM Capital Group, Inc.

We have audited the accompanying consolidated statement of financial condition of MCM Capital Group, Inc. and its subsidiaries (the "Company") as of December 31, 2001, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit) and cash flows for the year ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MCM Capital Group, Inc. and its subsidiaries at December 31, 2001, and the consolidated results of their operations and their cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



                             /s/ BDO Seidman, LLP.



Orange County, California
March 11, 2002

                         Report of Independent Auditors


The Board of Directors and Stockholders
MCM Capital Group, Inc.

We have audited the accompanying consolidated statement of financial condition of MCM Capital Group, Inc. and its subsidiaries (the Company) as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MCM Capital Group, Inc. and its subsidiaries at December 31, 2000, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                             /s/ Ernst & Young LLP


Kansas City, Missouri
February 2, 2001

                            MCM Capital Group, Inc.

                 Consolidated Statements of Financial Condition


                                                                                  December 31,
                                                                                2000       2001
                                                                            -------------------
                                                                                (In Thousands)
Assets
Cash                                                                        $    888   $  1,412
Restricted cash (Note 1)                                                       2,468      3,053
Investment in receivable portfolios, net (Notes 2, 3 and 4)                   25,969     47,001
Retained interest in securitized receivables (Note 4)                         31,616     17,926
Property and equipment, net (Note 5)                                           7,424      5,244
Other assets                                                                   2,736      3,075
                                                                            --------   --------
Total assets                                                                $ 71,101   $ 77,711
                                                                            ========   ========
Liabilities and stockholders' equity (deficit)
Accounts payable and accrued liabilities (Note 6)                           $  5,519   $  9,618
Notes payable and other borrowings (Note 6)                                   53,270     69,215
Capital lease obligations (Note 8)                                             2,233      1,236
Deferred income tax liability (Note 7)                                            --         --
                                                                            --------   --------
Total liabilities                                                             61,022     80,069
                                                                            --------   --------
Commitments and contingencies (Notes 8, 10 and 13)

Stockholders' equity (deficit) (Notes 4, 9, 12 and 14):
   Preferred stock, $.01 par value, 5,000,000 shares authorized,
     no shares issued and outstanding                                             --         --
   Common stock, $.01 par value, 50,000,000 shares authorized, 7,591,132 shares issued and 7,161,132 outstanding at December 31, 2000 and
     7,161,132 shares issued and outstanding at December 31, 2001                 76         72
   Treasury stock, at cost, 430,000 shares at December 31, 2000                 (128)        --
   Additional paid-in capital                                                 22,082     22,111
   Accumulated deficit                                                       (14,872)   (25,737)
   Accumulated other comprehensive income                                      2,921      1,196
                                                                            --------   --------
Total stockholders' equity (deficit)                                          10,079     (2,358)
                                                                            --------   --------
Total liabilities and stockholders' equity (deficit)                        $ 71,101   $ 77,711
                                                                            ========   ========



See accompanying notes to consolidated financial statements.

                            MCM Capital Group, Inc.

          Consolidated Statements of Operations and Comprehensive Loss




                                                                                 Years ended December 31,
                                                                             1999          2000           2001
                                                                         -------------------------------------
                                                                         (In Thousands, Except Loss Per Share)
Revenues:
   Income from receivable portfolios                                      $12,860      $ 15,434       $ 32,581
   Income from retained interest                                            7,836        11,679          9,806
   Servicing fees and other related income                                  7,462         9,447          5,458
                                                                          -------      --------       --------
Total revenues                                                             28,158        36,560         47,845
                                                                          -------      --------       --------
Operating expenses:
   Salaries and employee benefits                                          18,821        23,423         27,428
   Other operating expenses                                                 3,479         6,211          5,708
   Collection legal costs                                                      --           129          5,457
   General and administrative expenses (Note 8)                             3,019         5,458          5,750
   Restructuring charges (Note 2)                                              --         1,388             --
   Provision for portfolio losses (Note 3)                                     --        20,886             --
   Depreciation and amortization (Note 5)                                     964         2,154          2,481
                                                                          -------      --------       --------
Total operating expenses                                                   26,283        59,649         46,824
                                                                          -------      --------       --------
Income (loss) before other income (expense)
   and income taxes                                                         1,875       (23,089)         1,021
Other income (expense):
   Interest expense (Notes 6 and 8)                                        (2,166)       (7,829)       (10,945)
   Other income (expense)                                                     206           (69)           208
                                                                          -------      --------       --------
Total other expense                                                        (1,960)       (7,898)       (10,737)
                                                                          -------      --------       --------
Loss before income taxes                                                      (85)      (30,987)        (9,716)
Provision for (benefit from) income
   taxes (Note 7)                                                             (34)       (7,257)         1,149
                                                                          -------      --------       --------
Net loss                                                                      (51)      (23,730)       (10,865)
Other comprehensive loss:
Decrease in unrealized gain on retained interest
   in securitized receivables, net of tax (Note 9)                           (562)       (1,400)        (1,725)
                                                                          -------      --------       --------
Comprehensive loss                                                        $  (613)     $(25,130)      $(12,590)
                                                                          =======      ========       ========
Basic and diluted loss per share                                          $ (0.01)     $  (3.20)      $  (1.52)
                                                                          =======      ========       ========
Shares used for computation (in thousands):
  Basic and diluted                                                         5,989         7,421          7,161
                                                                          =======      ========       ========


See accompanying notes to consolidated financial statements.

                            MCM Capital Group, Inc.

           Consolidated Statements of Stockholders' Equity (Deficit)

                                                                                                Retained
                                                 Common Stock     Treasury Stock  Additional    Earnings
                                                 -------------------------------    Paid-In   (Accumulated
                                                 Shares    Par    Shares    Cost    Capital     (Deficit)
                                                 ---------------------------------------------------------
                                                                                  (In Thousands)
Balance at December 31, 1998                      4,941    $49        --   $  --    $    81     $  8,909
   Net loss:                                         --     --        --      --         --          (51)
   Other comprehensive loss-unrealized loss
     (Note 4)                                        --     --       --       --         --           --
   Issuance of common stock (Note 12)             2,250     23       --       --     19,696           --
                                                 ---------------------------------------------------------
Balance at December 31, 1999                      7,191     72       --       --     19,777        8,858
   Net loss                                          --     --       --       --         --      (23,730)
   Other comprehensive loss - unrealized loss
     (Note 4)                                        --     --       --       --         --           --
   Issuance of common stock warrants (Note 9)        --     --       --       --      1,634           --
   Treasury stock                                    --     --      430     (128)        --           --
   Issuance of common stock (Note 2)                400      4       --       --        671           --
                                                 ---------------------------------------------------------
Balance at December 31, 2000                      7,591     76      430     (128)    22,082      (14,872)
   Net loss                                          --     --       --       --         --      (10,865)
   Other comprehensive loss-unrealized loss
     (Note 4)                                        --     --       --       --         --           --
   Issuance of common stock warrants(Note 9)         --     --       --       --        153           --
   Treasury stock cancellation                     (430)    (4)    (430)     128       (124)          --
                                                 ---------------------------------------------------------
Balance at December 31, 2001                      7,161    $72       --    $  --    $22,111     $(25,737)
                                                 =========================================================


                                                  Accumulated
                                                     Other
                                                 Comprehensive
                                                      Income       Total
                                                 -----------------------

Balance at December 31, 1998                         $ 4,883    $ 13,922
   Net loss:                                              --         (51)
   Other comprehensive loss-unrealized loss
     (Note 4)                                           (562)       (562)
   Issuance of common stock (Note 12)                     --      19,719
                                                 -----------------------
Balance at December 31, 1999                           4,321      33,028
   Net loss                                               --     (23,730)
   Other comprehensive loss - unrealized loss
     (Note 4)                                         (1,400)     (1,400)
   Issuance of common stock warrants (Note 9)             --       1,634
   Treasury stock                                         --        (128)
   Issuance of common stock (Note 2)                      --         675
                                                 -----------------------
Balance at December 31, 2000                           2,921      10,079
   Net loss                                               --     (10,865)
   Other comprehensive loss-unrealized loss
     (Note 4)                                         (1,725)     (1,725)
   Issuance of common stock warrants(Note 9)              --         153
   Treasury stock cancellation                            --          --
                                                 -----------------------
Balance at December 31, 2001                         $ 1,196    $ (2,358)
                                                 =======================


See accompanying notes to consolidated financial statements.

                            MCM Capital Group, Inc.

                     Consolidated Statements of Cash Flows


                                                                                 Years ended December 31
                                                                             1999          2000           2001
                                                                         -------------------------------------
                                                                                       (In Thousands)
Operating activities
Gross Collections                                                        $ 34,877      $ 66,117       $ 83,051
Less:
     Amounts collected on behalf of third parties                         (24,989)      (29,083)       (12,963)
     Amounts applied to principal on receivable
       portfolios                                                           3,712       (15,918)       (16,398)
Servicing fees                                                              5,228         8,017          5,398
Operating Expenses
     Salaries and employee benefits                                       (18,667)      (22,649)       (27,315)
     Other operating expenses                                               4,805       (10,841)        (6,096)
     Collection legal costs                                                    --          (129)        (5,457)
     General and administrative                                            (3,648)       (5,380)        (6,162)
     Restructuring charges                                                     --        (1,388)            --
     Interest payments                                                     (1,989)       (5,207)        (4,817)
     Other income and expense                                                 205           159            197
     (Increase) decrease in restricted cash                                (2,939)          471           (585)
                                                                         --------      --------       --------
Net cash provided by (used in) operating activities                        (3,405)      (15,831)         8,853
                                                                         --------      --------       --------
Investing activities
Purchases of receivable portfolios                                        (51,969)       (4,433)       (39,030)
Collections applied to principal of receivable portfolios                  (3,712)       15,918         16,398
Proceeds from sales of receivable portfolios                                  317           706          1,150
Cash acquired in acquisition of assets from West Capital                       --            10             --
Proceeds from the sale of property and equipment                               --           984            137
Purchases of property and equipment                                        (4,127)         (786)          (428)
                                                                         --------      --------       --------
Net cash provided by (used in) investing activities                       (59,491)       12,399        (21,773)
                                                                         --------      --------       --------
Financing activities
Proceeds from notes payable and other borrowings                           78,519        66,361         28,936
Repayment of notes payable and other borrowings                           (38,106)      (59,607)       (14,440)
Capitalized loan costs relating to financing arrangement                   (1,370)       (1,893)           (55)
Issuance of common stock through initial public offering                   22,500            --             --
Capitalized costs relating to initial public offering of
   common stock                                                            (2,781)           --             --
Purchase of treasury stock                                                     --          (128)            --
Repayment of capital lease obligations                                       (172)         (765)          (997)
                                                                         --------      --------       --------
Net cash provided by financing activities                                  58,590         3,968         13,444
                                                                         --------      --------       --------
Net increase (decrease) in cash                                            (4,306)          536            524
Cash, beginning of year                                                     4,658           352            888
                                                                         --------      --------       --------
Cash, end of year                                                        $    352      $    888       $  1,412
                                                                         ========      ========       ========

                            MCM Capital Group, Inc.

            Reconciliation of Net Loss to Net Cash (Used in) Provided
                            by Operating Activities


                                                                                 Years ended December 31,
                                                                             1999          2000           2001
                                                                         -------------------------------------
                                                                                       (In Thousands)
Net loss                                                                  $   (51)     $(23,730)      $(10,865)
Adjustments to reconcile net loss to net cash provided by (used in)
   operating activities:
     Depreciation and amortization                                            964         2,154          2,481
     Amortization of loan costs                                               128         1,145          1,457
     Amortization of debt discount                                             --            94            146
     Gain on sales of receivable portfolios                                   (57)           --             --
     (Gain) loss on sales of property and equipment                            --           227            (11)
     Deferred income tax expense (benefit)                                    (34)       (6,839)         1,149
     Increase (decrease) in income on retained interest                    (7,836)       (3,394)        10,816
     Increase (decrease) in income on receivable
        portfolios                                                             --            --            450
     Amortization of servicing liability                                   (2,177)       (1,430)            --
     Write-off of basis of settled portfolios                                  --           427             --
     Provision for portfolio losses                                            --        20,886             --
Changes in operating assets and liabilities
     (Increase) decrease in service fee receivable                           (273)          379             --
     (Increase) decrease in restricted cash                                (2,939)          471           (585)
     (Increase) decrease in other assets                                     (153)           24         (1,593)
     Note payable issued in lieu of interest payment                           --           613          1,308
     Settlement of amount payable under receivable
        purchase contract                                                      --        (2,323)            --
     Increase (decrease) in accounts payable and
        accrued liabilities                                                 9,023        (4,535)         4,100
                                                                          -------      --------       --------
Net cash provided by (used in) operating activities                       $(3,405)     $(15,831)      $  8,853
                                                                          -------      --------       --------
Supplemental schedules of non-cash investing activities:
     Property and equipment acquired under capital leases                 $   928      $  1,737       $     --
                                                                          -------      --------       --------
Supplemental schedules of non-cash financing activities:
     Issuance of common stock warrants in connection with
       debt agreements                                                    $    --      $  1,634       $    153
                                                                          -------      --------       --------
     Issuance of common stock in connection with the
         Acquisition of certain assets of West Capital
            Fair value of assets acquired                                 $    --      $  2,419       $     --
            Fair value of liabilities assumed                                  --        (1,744)            --
                                                                          -------      --------       --------
     Common stock issued                                                  $    --      $    675       $     --
                                                                          =======      ========       ========



See accompanying notes to consolidated financial statements.

1. Significant Accounting Policies

Ownership and Description of Business
MCM Capital Group, Inc. ("MCM Capital") is a holding company whose principal assets are its investments in its wholly-owned subsidiaries (collectively referred to herein as the "Company"). The Company is a financial services company specializing in the recovery, restructuring, resale and securitization of receivable portfolios acquired at deep discounts. The Company's receivable portfolios consist primarily of charged-off domestic credit card receivables purchased from national financial institutions and major retail corporations. Acquisitions of receivable portfolios are financed by operations and borrowings from third parties (Note 6).

Liquidity
The Company has incurred net losses totaling $51,000, $23,730,000 and $10,865,000 for the years ended December 31, 1999, 2000 and 2001, respectively. The Company also had a stockholders' deficit totaling $2,358,000 at December 31, 2001 and, on a pro forma basis, after taking into consideration certain transactions occurring subsequent to December 31, 2001 (see Note 14), a pro forma stockholders' equity totaling $7,307,000 (unaudited) at December 31, 2001. On a pro forma basis, the Company minimally complies with the net worth covenants relating to its debt facilities (see Note 4). However, the Company is not in compliance with the cumulative collections covenant relating to its Warehouse Facility and Securitization 99-1 financings (see Note 4). The Company has experienced positive cash flow from operations during 2001 and for the first two months of 2002 (unaudited). The Company has also experienced a trend towards achieving profitability, which management of the Company believes will occur by the second quarter of 2002. Management of the Company believes that the Company has sufficient liquidity, given its expectation of positive cash flow from operations, the transactions that occurred in February of 2002 (see Note 14) and the availability under its Revolving Line of Credit (see Note 14) and Secured Financing Facility, to fund the Company's operations for the foreseeable future. However, there can be no assurances that the Company will successfully return to profitability, continue to generate positive cash flow from operations, and continue to satisfy its debt covenants relating to its debt financings. If the Company is unable to achieve its plans, continue to satisfy its debt covenants or is removed as servicer of the Warehouse Facility and Securitization 99-1 financings (see Note 4) or its Secured Financing Facility, the Company may need to: (i) sell certain of its receivable portfolios for cash, (ii) raise additional funds through capital or debt, which may not be available on terms acceptable to the Company, or at all, (iii) reduce the Company's number of employees or overall scope of operations, (iv) reduce future capital expenditures, (v) cease the purchasing of additional portfolio receivables, or under the worst of circumstances, (vi) pursue strategic alternatives such as a sale, merger, or recapitalization of the Company or seek protection under reorganization, insolvency or similar laws.

Principles of Consolidation
The consolidated financial statements include MCM Capital and its wholly-owned subsidiaries, Midland Credit Management, Inc. ("Midland Credit"), Midland Funding 98-A Corporation, Midland Receivables 99-1 Corporation, Midland Acquisition Corporation and MRC Receivables Corporation. All material intercompany transactions and balances have been eliminated. One wholly-owned subsidiary, Midland Receivables 98-1, is not consolidated (Note 4).

Restricted Cash

Restricted cash represents cash reserve accounts pledged to the Warehouse Securitization, Securitization 99-1 and Secured Financing Facility, and undistributed collections held on behalf of trustees and principals (see Notes 4 and 13).

Investment in Receivable Portfolios
The Company accounts for its investment in receivable portfolios on the "accrual basis" or "cost recovery method" of accounting in accordance with the provisions of the AICPA's Practice Bulletin 6, "Amortization of Discounts on Certain Acquired Loans". Static pools are established with accounts having similar attributes, based on the specific seller and timing of acquisition. Once a static pool is established, the receivables are permanently assigned to the pool. The discount (i.e., the difference between the cost of each static pool and the related aggregate contractual receivable balance) is not recorded because the Company expects to collect a relatively small percentage of each static pool's contractual receivable balance. As a result, receivable portfolios are recorded at cost at the time of acquisition.

The Company accounts for each static pool as a unit for the economic life of the pool (similar to one loan) for recognition of income from receivable portfolios, for collections applied to principal of receivable portfolios and for provision for loss or impairment. Income from receivable portfolios is accrued based on the effective interest rate determined for each pool applied to each pool's original cost basis, adjusted for accrued income and principal paydowns. The effective interest rate is the internal rate of return determined based on the timing and amounts of actual cash received and anticipated future cash flow projections for each pool.

The Company monitors impairment of receivable portfolios based on total projected future cash flows of each portfolio compared to each portfolio's carrying value. The receivable portfolios are evaluated for impairment periodically by management based on current market and cash flow assumptions. Provisions for losses are charged to earnings when it is determined that the investment in a receivable portfolio is greater than the estimate of total probable future collections. Additionally, if the amount and timing of future collections are not reasonably estimable, the Company accounts for those portfolios on the cost recovery method. During 2000, the Company recorded impairment charges of approximately $20,886,000 against the carrying value of the portfolios (see Note 3). No provision for losses was recorded during the years ended December 31, 1999 and 2001.

Securitization Accounting
Statement of Financial Accounting Standards ("SFAS") No. 125,
"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when, based on specifically defined criteria, control has been surrendered and the assets transferred have been legally isolated. The basis of securitized financial assets is allocated to the receivables sold, the servicing asset or liability and retained interest based on their relative fair values at the transfer date. The gain or loss on the securitization transaction is determined by comparing proceeds received to the allocated basis of the securitized assets.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," that replaces, in its entirety, SFAS No. 125. The accounting treatment prescribed by this pronouncement was effective for fiscal years ending after December 15, 2000 for disclosure purposes. The adoption of this pronouncement did not have a significant impact on the Company's consolidated financial statements.

Retained Interest in Securitized Receivables
In 1999 and 2000, the Company's investment in retained interest in securitized receivables was treated as a debt security similar to an available-for-sale security and was carried at fair value. At the time of securitization, the retained interest was initially recorded at the basis allocated in accordance with SFAS No. 125. This original cost basis was adjusted to fair value, which was based on the discounted anticipated future cash flows on a "cash out" basis, with such adjustment (net of related deferred income taxes) recorded as a component of other comprehensive income. The cash out method was used to project cash collections to be received only after all amounts owed to investors had been remitted.

Income on the retained interest was accrued based on the effective interest rate applied to its original cost basis, adjusted for accrued interest and principal paydowns. The effective interest rate is the internal rate of return determined based on the timing and amounts of actual cash received and anticipated future cash flow projections for the underlying pool of securitized receivables.

In January 2001, the Emerging Issues Task Force reached a consensus on EITF 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." EITF 99-20 requires companies to account for all changes in forecasted revenues for retained beneficial interests prospectively through a change in the effective interest rate. The Company adopted EITF 99-20 on its effective date, April 1, 2001. Pursuant to EITF 99-20, the retained interest is carried at cost, increased by interest accretion based on estimated future cash receipts and decreased by actual cash collections. The retained interest is estimated to yield a monthly return based on estimated net cash flows derived from historical cash flows. The unrealized gain reflected as a component of stockholders' equity net of tax is recognized in income utilizing the effective interest method (See Note 4).

The Company monitors impairment of the retained interest based on discounted anticipated future cash flows of the underlying receivables compared to the original cost basis of the retained interest, adjusted for unpaid accrued interest and principal paydowns. The discount rate is based on a rate of return, adjusted for specific risk factors, that would be expected by an unrelated investor in a similar stream of cash flows. The retained interest is evaluated for impairment by management quarterly based on current market and cash flow assumptions applied to the underlying receivables. Provisions for losses are charged to earnings when it is determined that the retained interest's original cost basis, adjusted for unpaid accrued interest and principal paydowns, is greater than the present value of expected future cash flows. No provision for losses was recorded in 1999, 2000 or 2001.

The retained interest is held by a wholly-owned, bankruptcy remote, special purpose subsidiary of the Company, Midland Receivables 98-1 Corporation. The value of the retained interest, and its associated cash flows, would not be available to satisfy claims of general creditors of the Company.

Servicing Liability
During 1999, the Company recorded a servicing liability related to its obligation to service the securitized receivables. The servicing liability was amortized to reduce servicing expense in proportion to and over the estimated period of servicing provided for third-party acquirers of securitized receivables. The sufficiency of the servicing liability was assessed based on the fair value of the servicing contract as compared to the carrying amount of the servicing liability. Fair value was estimated by discounting anticipated future net servicing revenues or losses using assumptions the Company believed market participants would use in their estimates of future servicing income and expense. The servicing liability was fully amortized in 2000.

Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is computed using the straight-line or an accelerated method over the estimated useful lives of the assets as follows:

Leasehold improvements                      Lesser or lease term and useful life
Furniture and fixtures                                             5 to 7 years
Computer hardware and software                                     3 to 5 years
Vehicles                                                                5 years

Maintenance and repairs are charged to expense in the year incurred. Expenditures for major renewals that extend the useful lives of fixed assets are capitalized and depreciated over the useful lives of such assets.

Long-Lived Assets
The Company reviews the carrying amount of its long-lived assets and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Income Taxes

The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes are recognized based on the differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities (see Note 7).

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under SFAS No. 123, Accounting and Disclosure for Stock-Based Compensation. In accordance with APB 25, compensation cost relating to stock options granted by the Company is measured as the excess, if any, of the market price of the Company's stock at the date of grant over the exercise price of the stock options (see Note 11).

Fair Values of Financial Instruments
The following methods and assumptions were used by the Company to estimate the fair value of each class of financial instruments:

Investment in receivable portfolios: The fair value is estimated based on recent acquisitions of similar receivable portfolios or discounted expected future cash flows in those cases where the amounts and timing of projected future cash flows are determined to be reasonably estimable. The discount rate is based on a rate of return, adjusted for specific risk factors, that would be expected by an unrelated investor in a similar stream of cash flows. The fair value of the Company's investments in receivable portfolios is estimated to be $26,892,000 and $49,437,000 versus a carrying value of $25,969,000 and $47,001,000 at
December 31, 2000 and 2001, respectively.

Retained interest in securitized receivables: Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific risk factors. The fair value of the Company's investment in retained interest in securitized receivables is estimated to be $31,616,000 and $18,999,000 versus a carrying value of $31,616,000 and $17,926,000 at December 31, 2000 and 2001, respectively.

Notes payable and other borrowings: The carrying amount reported in the consolidated statements of financial condition approximates fair value for notes payable that are of a short-term nature. For other borrowings, fair value is estimated by discounting anticipated future cash flows using market rates of debt instruments with similar terms and remaining maturities. The carrying amount of other borrowings approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Significant estimates have been made by management with respect to the timing and amount of collection of future cash flows from receivable portfolios owned and those underlying the Company's retained interest. Significant estimates have also been made with respect to the Company's contingent interest obligation (see
Note 6). Actual results are likely to materially differ from these estimates, making it reasonably possible that a material change in these estimates could occur within one year. On a quarterly basis, management reviews the estimate of future collections, and it is reasonably possible that its assessment of collectibility may change based on actual results and other factors.

Concentrations of Risk
The collection industry pertaining to charged-off credit cards is highly concentrated in the number of participants and sellers of receivables. Accordingly, the Company's purchases of receivable portfolios are limited to a few providers. Each of these companies has a significant presence in the retail credit card industry and processes a substantial volume of transactions.

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash. The Company places its cash with high quality financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Loss Per Share
Loss per share is calculated pursuant to Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Basic and diluted loss per share include no dilution and are computed by dividing loss available to common shareholders by the weighted average number of shares outstanding during the period. Potential common shares excluded from the computation of loss per share totaled 274,000, 2,450,000, and 2,441,000 for years ended December 31, 1999,
2000 and 2001.

Reclassifications

Certain prior years amounts have been reclassified to conform to the current year presentation.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the balance sheet and the measure of those instruments at fair value. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company currently does not engage in derivative or hedging activities and, accordingly, there was no impact to its consolidated financial statements upon implementation of SFAS No. 133.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain areas of the

Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company believes that its current revenue recognition policies comply with SAB 101.

In March 2000, the FASB issued Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions involving Stock Compensation." The adoption of FIN 44 did not have a material impact on the consolidated results of operations or financial position of the Company.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," which eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. In addition, SFAS No. 141 addresses the accounting for intangible assets and goodwill acquired in a business combination. This portion of SFAS No. 141 is effective for business combinations completed after June 30, 2001. The Company does not expect that SFAS No. 141 will have a material impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Intangible Assets," which revised the accounting for purchased goodwill and intangible assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives will no longer be amortized and will be tested for impairment annually. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. The Company does not expect that SFAS No. 142 will have a material impact on the Company's consolidated financial position or results of operations.

In August 2001, FASB issued SFAS No. 144, "Impairment or Disposal of Long-Lived Assets," which addresses accounting and financial reporting for the impairment or disposal of long-lived assets. This standard is effective for the Company's consolidated financial statements beginning January 1, 2002. The Company does not expect the SFAS No. 144 will have a material impact on the Company's consolidated financial position or results of operations.

2. Acquisition of Certain Assets of West Capital Financial Services Corp. and Restructuring Charges
On May 22, 2000, Midland Acquisition Corporation ("MAC"), a Delaware corporation and a wholly-owned subsidiary of the Company, completed the acquisition of certain operating assets and the assumption of certain operating liabilities of WCFSC, Inc., formerly known as West Capital Financial Services Corp. ("West Capital"), a California corporation, pursuant to an Asset Purchase Agreement (the" Purchase Agreement"). West Capital was a majority owned subsidiary of Sun America, Inc. The aggregate consideration paid by the Company to West Capital for such net assets acquired was 375,000 shares of MCM common stock valued at approximately $633,000 as of May 22, 2000 based on a closing price of $1.6875 per share.

The assets acquired include three portfolios of charged-off credit card receivables, all of the fixed assets of West Capital, and certain agreements and licenses used by West Capital in the operation of its business. Various assets that were acquired pursuant to the Purchase Agreement were used as part of West Capital's business of collecting charged-off credit card receivables, including computer hardware and software, telephone equipment, and other related equipment. MAC licensed the assets to Midland Credit which has continued to use those assets in similar operations. As part of the transaction, all of the previous employees of West Capital were offered and accepted employment by Midland Credit.

In a separate but related transaction, the Company acquired certain charged-off credit card receivables from a trust formed by WCFSC Special Purpose Corporation, a California corporation and wholly-owned subsidiary of West Capital ("WCFSC SPC"), pursuant to a trust receivables purchase agreement, dated May 22, 2000, by and among MCM Capital, West Capital, WCFSC SPC, WCFSC Special Purpose Corporation II, and Norwest Bank Minnesota, National Association, as trustee for WCFSC Consumer Receivables Recovery Trust 1995-1. The consideration for the acquisition consisted of 25,000 shares of MCM Capital's common stock with a value of approximately $42,000 based on a closing price of $1.6875 per share on May 22, 2000.

On the acquisition date, Midland Credit also became the successor servicer to a pool of charged-off consumer accounts that were owned by West Capital Receivables Corporation I, a California corporation and wholly owned, bankruptcy-remote subsidiary of West Capital. Under the terms of the servicing contract, Midland Credit earns a servicing fee for collections of these receivables (see Note 13).

In conjunction with the West Capital transaction, certain former officers of West Capital replaced certain officers of the Company, which resulted in severance charges of approximately $898,000 recorded during 2000. Additionally, the Company closed its operations center in Hutchinson, Kansas in June 2000. The closure resulted in additional severance charges of approximately $210,000 for 93 employees terminated. The Company also recorded a loss of approximately $280,000 pertaining to the disposition of the Hutchinson facility. The entire reserve was utilized in the third quarter of 2000.

In December 2000, the Company repurchased the 400,000 shares from SunAmerica for $128,000.

3. Investment in Receivable Portfolios
During the first quarter of 2000, the Company determined that twenty-two of its receivable portfolios that had been acquired during 1999 and 2000 were not performing in a manner consistent with expectations and historical results for the specific type of receivables within those portfolios. This non-performance was largely the result of non-compliance of the receivable portfolios purchased with covenants and representations contained in the related purchasing contracts. At the time impairment was identified, the Company was unable to reasonably estimate the amount and timing of anticipated collections. Therefore, in accordance with AICPA Practice Bulletin 6, "Amortization of Discounts on Certain Acquired Loans", the Company ceased accrual of income on these portfolios effective January 1, 2000.

During the second quarter of 2000, using newly acquired proprietary statistical models, Company management estimated the amount and timing of anticipated collections, and therefore the recoverable value of these portfolios. As part of that process, the Company was able to isolate many of the portions of those portfolios containing what the Company considered ineligible assets. Based on the Company's calculations and statistical analysis, the Company recorded impairment charges of $20,886,000 against the carrying value of certain portfolios for the year 2000. Effective July 1, 2001, all portfolios previously impaired, and still having carrying values, returned to accrual status since collection history provided the Company the ability to reasonably estimate the amount and timing of anticipated collections. Effective October 1, 2001, one of the portfolios returned to accrual status on July 1, 2001 and an additional seven portfolios, with carrying values aggregating $1,500,000 at December 31, 2001, were changed to the cost recovery method as the Company deemed the collection history as unpredictable making it not possible to reasonably estimate the amount and timing of future collections. For the year ended December 31, 2001, $1.5 million of income was recognized as income pertaining to the portfolios previously impaired that would not have been recognized had such portfolios remained on the cost recovery method.


For those portfolios on non-accrual status, when collections exceed the remaining net book value of the related individual portfolios, such excess collections are recorded as income. During the year ended December 31, 2001, approximately $5,274,000 was recognized as income pertaining to collections on portfolios on which the related net book value has been fully recovered compared to $3,683,000 during the year ended December 31, 2000. The Company did not recognize any income in 1999 for collections on portfolios on which the related net book value had been fully recovered. The following summarizes the changes in the balance of the investment in receivable portfolios for the years ended December 31:


                                                                                 Years ended December 31
                                                                             1999          2000           2001
                                                                         -------------------------------------
                                                                                       (In Thousands)
Balance, beginning of year                                                $ 2,052      $ 57,473       $ 25,969
  Purchase of receivable portfolios                                        51,969         4,433         39,030
  Receivable portfolios acquired in the
     West Capital transaction                                                  --         2,000             --
  Write-off of basis of settled portfolios                                     --          (427)            --
  Provision for portfolio losses                                               --       (20,886)            --
  Collections applied to receivable
    portfolios                                                             (9,408)      (28,375)       (45,305)
  Revenue accreted on receivable portfolios                                12,860        11,751         27,307
                                                                         --------      --------       --------
Balance, end of year                                                     $ 57,473      $ 25,969       $ 47,001
                                                                         ========      ========       ========

4. Securitization of Receivable Portfolios

1998 Securitization/Sale

On December 30, 1998, Midland Receivables 98-1 Corporation, a bankruptcy-remote, special-purpose subsidiary of Midland Credit, issued non-recourse notes in the principal amount of $33,000,000, which had a fixed interest rate of 8.63%. These notes were repaid in full on September 11, 2000. The 1998 Securitization was accounted for as a sale under the provisions of SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". Accordingly, the Company recorded a retained interest and a servicing liability, and recognized a gain of approximately $9,300,000 in 1998.

In connection with the securitization, the Company received a servicing fee equal to 20% of the gross monthly collections of the securitized receivables through September 11, 2000, the date of repayment of the notes. During 1999 and 2000, the Company recorded servicing fees of $5,228,000 and $3,662,000, respectively. At the time of the transaction, the benefits of servicing the securitized receivables were not expected to adequately compensate the Company for the servicing arrangement; therefore, the Company recorded a servicing liability of $3,607,000. The Company recorded amortization of $2,177,000 and $1,430,000 related to the servicing liability during 1999 and 2000, respectively. In conjunction with the repayment of the note payable, the servicing liability was fully amortized in September 2000.

As a result of the securitization transaction, the Company recorded a retained interest in securitized receivables. The retained interest was collateralized by the credit card receivables that were securitized, adjusted for amounts owed to the note holders. At the time of the transaction, the Company recorded the retained interest at an allocated basis in the amount of $15,848,000 based on its relative fair value, as discussed in Note 1. The allocated basis was then adjusted to its fair market value with the difference resulting in an unrealized gain, net of deferred income taxes, recorded as other comprehensive income within the accompanying consolidated statements of stockholders' equity. The deferred income taxes associated with the unrealized gain were $2,880,000 and $799,000 as of December 31, 2000 and 2001, respectively.

The retained interest was originally recorded at fair value, with the difference between fair value and cost basis recorded as unrealized gain and included in accumulated other comprehensive income as a component of stockholders' equity. Pursuant to EITF 99-20, the retained interest is carried at cost, increased by interest accretion based on estimated future cash receipts and decreased by actual cash collections. The retained interest is estimated to yield a monthly return of approximately 3.8% based on estimated net cash flows derived from historical and projected collection results After the notes were repaid in full as of September 2000, all collections of the underlying securitized receivables have been applied against the principal and interest of the investment in retained interest.

The following summarizes the changes in the balance of the investment in retained interest for 2001 (in thousands):

                                                                          Amortized    Unrealized    Carrying
                                                                             Cost         Gain         Value
                                                                          ---------    ----------    --------
Balance at December 31, 2000                                             $ 26,748       $ 4,868       $ 31,616
  Interest accrued                                                          9,806            --          9,806
  Refund of deposit                                                            50            --             50
  Payments received                                                       (20,675)           --        (20,675)
  Decrease in unrealized gain                                                  --        (2,871)        (2,871)
                                                                         --------       -------       --------
Balance at December 31, 2001                                             $ 15,929       $ 1,997       $ 17,926
                                                                         ========       =======       ========

The following summarizes the changes in the balance of the investment in retained interest for 2000 (in thousands):

                                                            Cash          Amortized    Unrealized    Carrying
                                                          Reserves          Cost         Gain         Value
                                                          --------        ---------    ----------    --------
Balance at December 31, 1999                               $ 660         $ 22,694       $ 7,201       $ 30,555
  Interest accrued                                            --           11,679            --         11,679
  Refund of reserve account                                 (660)           --               --           (660)
  Payments received                                           --           (7,625)           --         (7,625)
  Decrease in unrealized gain                                 --               --        (2,333)        (2,333)
                                                           -----         --------       -------       --------
Balance at December 31, 2000                               $  --         $ 26,748       $ 4,868       $ 31,616
                                                           =====         ========       =======       ========


The following summarizes the changes in the balance of the investment in retained interest for 1999 (in thousands):

                                                            Cash          Amortized    Unrealized    Carrying
                                                          Reserves          Cost         Gain         Value
                                                          --------        ---------    ----------    --------
Balance at December 31, 1998                               $ 990         $ 14,858       $ 8,138       $ 23,986
  Refunds of reserve account                                (330)              --            --           (330)
  Income accrued                                              --            7,836            --          7,836
  Decrease in unrealized gain                                 --               --          (937)          (937)
                                                           -----         --------       -------       --------
Balance at December 31, 1999                               $ 660         $ 22,694       $ 7,201       $ 30,555
                                                           =====         ========       =======       ========

1999 Warehouse and 1999 Securitization Financing

On March 31, 1999, MCM Capital, through Midland Funding 98-A Corporation, a bankruptcy remote, special purpose subsidiary, entered into a $35,000,000 securitized receivables acquisition facility (the "Warehouse Facility"), structured as a term loan with a final payment date of December 15, 2004. As of December 31, 2001, the balance outstanding under this facility amounts to $8,211,000 (see Note 6). The facility accrues interest at 1.17% plus the one-week London interbank offered rate ("LIBOR") or 3.3% per annum at December 31, 2001. On January 18, 2000, Midland Receivables 99-1 Corporation, a bankruptcy remote, special purpose subsidiary of MCM Capital, issued securitized non-recourse notes in the amount of $28,900,000, bearing interest at 10% per annum ("Securitization 99-1"). The outstanding balance under this facility is $12,436,000 at December 31, 2001 (see Note 6). The Warehouse facility and Securitization 99-1 are collateralized by certain charged-off receivables with an aggregate carrying amount of approximately $13,311,000 and cash reserve and collection accounts of $2,188,000 at December 31, 2001, and are insured through a financial guaranty insurance policy. The insurance policy requires the payment of base premium on a monthly basis and an additional premium which is due at the debt maturity. The deferred premium totaled $453,000 and $1,252,000 at December 31, 2000 and 2001, respectively, which has been reflected in accounts payable and accrued liabilities in the accompanying consolidated statements of financial condition. The Warehouse Facility and Securitization 99-1 have been accounted for as financing transactions.

The Warehouse Facility and Securitization 99-1 agreements, as amended, provide, among other things, that MCM Capital (i) must maintain $2 million of liquidity,
(ii) must collect certain minimum amounts on the receivable portfolios within the Warehouse Facility and Securitization 99-1, (iii) must maintain on a consolidated basis a minimum net worth of $7.3 million, and (iv) must be reappointed as servicer by the note insurer on a monthly basis subsequent to December 31, 2000. The Company was in default of the cumulative collections and the net worth covenants at December 31, 2001, for which it has not received a waiver (see Note 1, Liquidity). On February 22, 2002, the Company was in compliance with the minimum net worth covenant (see Note 14). The Company has received a notice of default from the trustee of the Warehouse Facility and the Securitization 99-1 financing; however, the Company has been reappointed as servicer through April 30, 2002. Income related to the Warehouse Facility and Securitization 99-1 is being recognized over the estimated lives of the securitized receivables and both the receivables and the corresponding debt remain on the Company's consolidated statement of financial condition. The assets pledged, together with their associated cash flows, would not be available to satisfy claims of the Company's general creditors.

5. Property and Equipment
Property and equipment consist of the following at December 31:

                                                            2000             2001
                                                         ------------------------
                                                                (In Thousands)
Furniture, fixtures and equipment                        $ 1,105          $ 1,171
Computer equipment and software                            7,700            7,852
Telephone equipment                                        1,677            1,652
Leasehold improvements                                       205              279
                                                         -------          -------
                                                          10,687           10,954
Accumulated depreciation and amortization                 (3,263)          (5,710)
                                                         -------          -------
                                                         $ 7,424          $ 5,244
                                                         =======          =======

6. Notes Payable and Other Borrowings
The Company is obligated under the following borrowings:



                                                                       2000             2001
                                                                    ------------------------
                                                                           (In Thousands)
Notes payable, Securitization 99-1, 10.00% per annum,
     due December 15, 2004 (Note 4)                                $ 19,619         $ 12,436

Revolving line of credit at the Prime Rate, 4.75% per annum
     at December 31, 2001, due April 15, 2003                        12,947           14,729

Warehouse facility, LIBOR plus 1.17%, 3.30% per annum
     at December 31, 2001, due December 15, 2004 (Note 4)            11,201            8,211

Senior notes, 12.00% per annum, due January 15, 2007 (Note 14)       10,000           10,000

                                                                           2000          2001
                                                                        ------------------------
                                                                               (In Thousands)
Secured financing facility, floating rate, 7.75% per annum
     at December 31, 2001, due various dates through March 28, 2003           401        23,291
Payment-in-Kind Notes, 12% per annum, due July 1, 2005 (Note 14)              613         1,921
Various installment obligations, 7.7% per annum                                 5            --
                                                                         --------      --------
                                                                           54,786        70,588
           Less: Unamortized debt discount                                 (1,516)       (1,373)
                                                                         --------      --------
                                                                         $ 53,270      $ 69,215
                                                                         ========      ========

The Company entered into the Sixth Amended and Restated Promissory Note effective March 22, 2002 to renew the Company's revolving line of credit. The $15,000,000 revolving line of credit carries interest at the Prime Rate and matures on April 15, 2003. Certain stockholders of MCM Capital, including Triarc Companies, Inc. ("Triarc"), have guaranteed this unsecured revolving line of credit. Triarc has $15,700,000 of highly liquid United States government agency securities in a custodial account at the financial institution providing the revolving credit facility. Such securities under the guarantees of the revolving credit borrowings are subject to set off under certain circumstances if the parties to the guarantees of the revolving credit borrowings and related agreements fail to perform their obligations thereunder. At December 31, 2000 and 2001, the Company had available unused lines of credit in the amount of $2,053,000 and $271,000, respectively (see Note 14).

In January 2000, the Company obtained additional financing through the issuance of $10,000,000 principal amount senior notes to an institutional investor. The notes are unsecured obligations of the Company but are guaranteed by Midland Credit Management, Inc.and Triarc. In connection with the issuance of the notes, the Company issued warrants to the noteholders and Triarc to acquire up to an aggregate of 528,571 shares of common stock of the Company at an exercise price of $0.01 per share. In addition, the notes require semiannual interest payments on January 15 and July 15; however, during the first two years the notes are outstanding, interest may be paid in kind at the Company's option through issuance of additional 12% senior notes due July 1, 2005. For the interest payments due in January 2001 and July 2000 and 2001, the Company issued a 12% senior note in the aggregate amount of $1,921,000. On February 22, 2002, the institutional investor forgave $5,323,000 of outstanding debt, consisting of a $2,750,000 reduction in the original note balance, the forgiveness of $1,921,000 in Payment-in-Kind Notes, and the forgiveness of $652,000 in interest accrued through December 31, 2001, and reduced its warrant position by 200,000 warrants (see Note 14).

 On December 20, 2000, MRC Receivables Corporation, a wholly-owned bankruptcy-remote, special-purpose entity, entered into a $75,000,000 secured financing facility (the "Secured Financing Facility"). The Secured Financing Facility generally provides for a 90% advance rate with respect to each qualified receivable portfolio purchased. Interest accrues at the prime rate plus 3% per annum and is payable weekly. Once the outstanding balance under this facility exceeds $25,000,000, the floating rate margin reduces by 1% on the amounts in excess of $25,000,000. Notes to be issued under the facility are collateralized by the charged-off receivables that are purchased with the proceeds from this financing arrangement. Each note has a maturity date not to exceed 27 months after the borrowing date. Once the notes are repaid and the Company has been repaid its investment, the Company and the lender equally share remaining cash flows from the receivable portfolios. The first funding under this financing facility occurred in December 2000 in connection with the purchase of receivable portfolios in the amount of approximately $401,000. During the year ended December 31, 2001, the Company purchased portfolios with a face value of $1,553,000,000 at a price of approximately $39,000,000 and recorded approximately $2,378,000 in contingent interest relating to the 50% cash flow sharing agreement. Also, see warrants issued in conjunction with this facility at Note 9. The assets pledged under this financing facility, together with their associated cash flows, would not be available to satisfy claims of general creditors of the Company.

On October 31, 2000, the Company entered into an agreement with a related party for a secured revolving credit facility in the amount of $2,000,000 at 12% and a funding expiration date of December 31, 2000. The facility is secured by the Company's assets. At December 31, 2001, the Company had not drawn any funds against this line of credit. Such facility expired at December 31, 2001. Certain warrants were issued in conjunction with this facility (see Note 9).

7. Income Taxes
The provision for income taxes on income before extraordinary charge consists of the following for the years ended December 31:


                                                            1999             2000          2001
                                                            -----------------------------------
                                                                        (In Thousands)
Current expense (benefit):
   Federal                                                  $ --          $  (418)       $   --
   State                                                      --               --            --
                                                            ----          -------        ------
                                                              --             (418)           --
                                                            ----          -------        ------
Deferred expense (benefit):
   Federal                                                   (27)          (5,422)          892
   State                                                      (7)          (1,417)          257
                                                            ----          -------        ------
                                                             (34)          (6,839)        1,149
                                                            ----          -------        ------
                                                            $(34)         $(7,257)       $1,149
                                                            ====          =======        ======


The Company has Federal and state net operating loss carryforwards of approximately $14,240,,000 and $2,700,000, respectively, as of December 31, 2001. The Company is a loss corporation as defined in Section 382 of the Internal Revenue Code. Therefore, if certain changes in the Company's ownership should occur (see Note 14), there could be a significant annual limitation on the amount of loss carryforwards and future recognized losses that can be utilized and ultimately some amount of loss carryforwards may not be available. The net operating losses for Federal purposes generated in 1999, 2000 and 2001 of $6,800,000, $2,600,000 and $3,600,000, respectively, expire in 2019, 2020 and
2021,
respectively. The remaining balance expires in the year 2018. The net operating losses for state income tax purposes generated in 2000 and 2001 of $195,000 and $2,500,000, respectively, expire in 2010 and 2011.

The components of deferred tax assets and liabilities consist of the following as of December 31:

                                                            2000             2001
                                                            ---------------------
                                                               (In Thousands)
Deferred tax assets:
  Net operating losses                                   $ 4,378          $ 5,140
  Accrued expenses                                           700              993
  Differences in income recognition related to receivable
    portfolios and retained interest                       2,456            4,870
                                                         -------          -------
                                                           7,534           11,003
  Less valuation allowance                                (5,132)          (9,648)
                                                         -------          -------
                                                           2,402            1,355
                                                         -------          -------
Deferred tax liabilities:
  Unrealized gain on retained interest in securitized
    receivables                                           (1,948)            (799)
  Difference in basis of depreciable assets                 (454)            (556)
                                                         -------          -------
                                                          (2,402)          (1,355)
                                                         -------          -------
Net deferred tax liability                               $    --          $    --
                                                         =======          =======



SFAS No. 109 requires a valuation allowance against deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company believes that some uncertainty exists with respect to the future utilization of net operating losses and other deferred tax assets; therefore, the Company has provided a valuation allowance relating to such items.

The 1998 securitization transaction qualified as a financing for income tax purposes; therefore, the Company recorded a deferred tax liability pertaining to the unrealized gain on the retained interest in the amount of $3,255,000, as no gain was recorded for income tax purposes. The decrease during 2000 and 2001 in the deferred tax liability of $932,000 and $1,149,000, respectively, relates to the decrease in the unrealized gain on retained interest in securitized receivables which is recorded as a component of other comprehensive loss in the accompanying consolidated statements of stockholders' equity.

The differences between the total income tax expense and the income tax expense computed using the applicable federal income tax rate of 35% per annum were as follows for the years ended December 31:

                                                            1999             2000          2001
                                                          -------------------------------------
                                                                        (In Thousands)
Computed "expected" federal income
  tax benefit                                               $(30)        $(10,845)      $(3,401)
Increase (decrease) in income taxes resulting from:
    State income taxes, net                                   (4)          (1,612)           --
    Other adjustments, net                                    --               68            34
    Increase in valuation allowance                           --            5,132         4,516
                                                            ----         --------       -------
                                                            $(34)        $ (7,257)      $ 1,149
                                                            ====         ========       =======

8. Leases
The Company leases office facilities and equipment in Phoenix, Arizona and in San Diego, California. The leases are structured as operating leases, and the Company incurred related rent expense in the amounts of $617,000, $1,122,000 and $1,306,000 during 1999, 2000 and 2001, respectively. Commitments for future minimum rentals are presented below for the years ending December 31 (in thousands):

      2002                                                $1,313
      2003                                                 1,097
      2004                                                   532
                                                          ------
                                                          $2,942
                                                          ======


The Company leases certain property and equipment through capital leases. These long-term leases are noncancelable and expire on varying dates through 2004. At December 31, 2000 and 2001, the cost of assets under capital leases is $2,995,000. The related accumulated amortization as of December 31, 2000 and 2001, was $454,000 and $1,153,000, respectively. Amortization of assets under capital leases is included in depreciation and amortization expense. Future minimum lease payments under capital lease obligations consist of the following for the years ending December 31 (in thousands):

      2002                                                $  954
      2003                                                   344
      2004                                                    78
                                                          ------
                                                           1,376
      Less amount representing interest (at rates ranging
                 from 4.1% to 19.9% per annum)              (140)
                                                          ------
                                                          $1,236
                                                          ======


9. Common Stock Warrants

In connection with the issuance of $10,000,000 of 12% senior notes to an institutional lender in January 2000 (see Note 6), the Company issued warrants to the lender and to Triarc to acquire 428,571 and 100,000 shares, respectively, of common stock of the Company at an exercise price of $0.01 per share. The Company also paid a fee to Triarc in the amount of $200,000 as consideration of Triarc's guarantee of this indebtedness. The Company engaged an independent valuation firm to determine the value of the warrants for allocation to the $10,000,000 principal amount. The warrants were valued at $3.05 per share and, thus, recorded as a component of stockholders' equity (deficit) in the amount of $1,611,000 with the same amount recorded as debt discount relating to the $10,000,000 note payable. The $1,611,000 debt discount is being amortized as interest expense over the five-year exercise period of the warrants, resulting in a remaining debt discount balance of $1,373,000 at December 31, 2001. The agreements pursuant to which the warrants were issued contain anti-dilution provisions which, as of December 31, 2001, have resulted in the issuance of additional warrants to purchase shares of the Company's common stock to the lender and Triarc totaling 5,241 and 1,275, respectively, at the $0.01 per share. The anti-dilution warrants were valued at $3,000 and recorded as a component of stockholders' equity (deficit) and as debt discount relating to the $10,000,000 note payable. Subsequent to year-end, the institutional lender forgave warrants to purchase 200,000 shares of the Company's common stock (see Note 14).

In connection with the execution of the $75,000,000 Secured Financing Facility that closed on December 20, 2000 (see Note 6), the Company issued warrants to purchase up to 621,576 shares of the Company's common stock at $1.00 per share. Of the warrants issued, 155,394 shares were exercisable immediately, and the remaining warrants become exercisable in three equal tranches, each triggered at the time the Company has drawn an aggregate of $22,500,000, $45,000,000, and $67,500,000 against the facility. The first tranche was triggered during 2001, thus warrants representing 310,788 shares of the Company's common stock under this facility were exercisable at December 31, 2001. The warrants exercisable in 2000 were valued at $155,000. The warrants that became exercisable during 2001 were valued at $57,000 and are recorded as deferred loan costs, and included in other assets, and as a component of stockholders' equity (deficit).

In connection with the execution of the $2,000,000 revolving line of credit agreement on October 31, 2000 (see Note 6), the Company issued warrants to purchase 50,000 shares of the Company's common stock at $0.01 per share. These warrants were valued at $24,000 and are recorded as a component of stockholders' equity (deficit). During 2001, in connection with an amendment thereto and three funding date extensions, the Company issued warrants to purchase an additional 200,000 shares of the Company's common stock at $0.01 per share. These warrants were valued at a total of $93,000 and are recorded as a component of stockholders' equity (deficit).

10. Employee Benefit Plan
The Company maintains a 401(k) Salary Deferral Plan (the "Plan") whereby eligible employees may voluntarily contribute up to a maximum percentage of compensation, subject to Internal Revenue Code limitations. Company management may match a percentage of employee contributions at its discretion. Employer matching contributions and administrative costs relating to the Plan totaled $84,000, $79,000 and $240,000 for 1999, 2000 and 2001, respectively.


11. Stock-Based Compensation
The 1999 Equity Participation Plan ("1999 Plan"), as amended, permits the grant of stock or options to employees, directors and consultants. A total of 1,300,000 shares were approved by the stockholders for issuance under the 1999 Plan. Options may be granted at prices which exceed 50% of the fair market value on the date of the grant, and expire over a term not to exceed ten years. Options generally vest ratably over a five-year period, unless otherwise determined by the Board of Directors.

During 1999, 2000 and 2001, the Company granted stock options to purchase shares of its common stock to certain employees. These options become exercisable over the next five years in varying amounts depending on the terms of the individual option agreements and have a term of 10 years. Since the exercise price of the stock options was equal to the estimated market value of the underlying common stock at the date of grant, no compensation expense was recognized.

Pro forma information regarding net loss and loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for these stock options under the fair-value method of SFAS No. 123. The fair value for options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 1999, 2000 and 2001:

                                                            1999             2000          2001
                                                          --------         --------      --------
Risk free interest rate                                      6%               6%            4.5%
Dividend yiel                                                0%               0%            0%
Volatility factors of the expected market
  price of the Company's common stock                      33.6%             64.0%          140%
Weighted-average expected life of options                 10 years         10 years       5 years



The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except per share amounts):


                                                            1999             2000          2001
                                                          --------         --------      --------
Net loss, as reported                                       $(51)        $(23,730)     $(10,865)
Pro forma net loss                                         $(150)        $(24,122)     $(10,910)
Pro forma loss per share:
  Basic                                                   $(0.03)        $  (3.25)     $  (1.52)
  Diluted                                                 $(0.03)        $  (3.25)     $  (1.52)

A summary of the Company's stock option activity and related information is as follows:

                                                                                                     Weighted-
                                                                                      Weighted-       Average
                                                                                       Average      Fair Value
                                                        Number of    Option Price      Exercise     of Options
                                                          Shares       Per Share        Price        Granted
                                                        --------     ------------      --------     ----------
Outstanding at December 31, 1998                          98,823        $3.04           $3.04
     Granted                                             175,000    $4.13-$10.00        $7.68         $4.40
                                                       ---------   -------------        -------       --------
Outstanding at December 31, 1999                         273,823    $3.04-$10.00        $6.00
     Granted                                           1,250,000        $1.00           $1.00         $0.30
     Expired                                            (273,823)       $6.00           $6.00
                                                       ---------   -------------        -------       --------
Outstanding at December 31, 2000                       1,250,000        $1.00           $1.00
     Granted                                             135,000        $1.00           $1.00         $0.43
     Cancelled                                          (350,000)       $1.00           $1.00
                                                       ---------   -------------        -------       --------
Outstanding at December 31, 2001                       1,035,000        $1.00           $1.00
                                                       =========    ============        =======       ========



The following table summarizes outstanding and exercisable options at December 31, 2001:

                                                   Options Outstanding                 Options Exercisable
                                   ---------------------------------------------   ---------------------------
                                                        Weighted       Weighted-                      Weighted-
                                                        Average         Average                       Average
                                       Number           Exercise       Remaining         Number       Exercise
      Exercise Prices               Outstanding          Price          Life        Outstanding     Granted
--------------------------------------------------------------------------------   ---------------------------
       $1.00                         1,035,000          $ 1.00         8.7 years      300,000         $1.00
================================================================================   ===========================


12.  Public Offering of Common Stock

MCM Capital filed a registration statement with the Securities and Exchange Commission for an underwritten initial public offering (the "IPO") of its shares of common stock. On June 25, 1999, prior to the IPO, MCM Capital merged with Midland Corporation of Kansas in which:

     MCM Capital was the surviving corporation.

     The authorized capital stock of the surviving corporation consists of 50,000,000 shares of $.01 par value common stock and 5,000,000 shares of $.01 par value Preferred Stock.

     The stockholders of Midland Corporation of Kansas received 4.941 shares of MCM Capital common stock for each share of Midland Corporation of Kansas common stock outstanding, having the effect of a 4.941-to-1 stock split.

On July 14, 1999, the Company sold 2,250,000 shares of common stock at $10 per share in its IPO. The Company received net proceeds of approximately $19,719,000 million after payment of all fees and expenses.

Note 13 - Commitments and Contingencies

Litigation
Federal and comparable state statutes may result in class action lawsuits which can be material to the Company's business due to the remedies available under these statutes, including punitive damages. The Company has not been subject to a class action lawsuit to date.

There are a number of lawsuits or claims pending or threatened against MCM Capital. In general, these lawsuits or claims have arisen in the ordinary course of our business and involve claims for actual damages arising from the alleged misconduct of the Company's employees or its alleged improper reporting of credit information. Although the outcome of any litigation is inherently uncertain, based on past experience, the information currently available to the Company and, in some cases, the possible availability of insurance and/or indemnification from the originating institutions, management does not believe that any currently pending or threatened litigation or claims will have a material adverse effect on the Company's consolidated operations or financial condition.

Management does not believe that contingencies for ordinary routine claims, litigation and administrative proceedings and investigations incidental to the Company's business will have a material adverse effect on the Company's consolidated financial position or results of operations.

Sales of Purchased Receivables
The Company sells certain purchased receivables, which it deems are otherwise uncollectable as a result of the debtors' bankrupt status and other types of receivables. The sales agreement provides the purchaser a right to put-back any purchased receivable that does not meet certain criteria, as defined. The Company has not provided a reserve for put-backs as of December 31, 2001 in its consolidated financial statements as management believes, based on historical experience, that such an obligation is de minimis.

Third Party Service Agreement
The Company services a pool of charged-off consumer accounts on behalf of an unrelated third party. The agreement is cancelable upon written notice. The agreement has certain performance covenants. The Company was in compliance with such covenants at December 31, 2001. The Company receives a service fee, as defined, for its collections that totaled $4,292,000 and $5,458,000 for the years ended December 31, 2000 and 2001, respectively. The service fee recognized during the year ended December 31, 2001, includes a non-recurring fee totaling $787,000 which relates to the Company's assistance with the sale of a component of the pool it services.

14. Subsequent Events

Sale of Preferred Stock and Debt Forgiveness

On February 22, 2002, certain existing stockholders and their affiliates (the "Purchasers") made an additional $5,000,000 investment in MCM Capital Group, Inc. Immediately prior to such investment, the

Purchasers on a collective basis beneficially owned in excess of 50% of the Company's common stock. In a related transaction, one of the Company's principal lenders, ING (U.S.) Capital LLC ("ING"), forgave $5,323,000 of outstanding debt and reduced its warrant position by 200,000 warrants (see Note 6). The completion of these two transactions increased the Company's net worth by $9,665,000. See unaudited pro forma consolidated financial statement presentation below.

The Purchasers purchased 1,000,000 shares of the Company's Series A Senior Cumulative Participating Convertible Preferred Stock (the "Series A Preferred Stock") at a price of $5.00 per share. Each share of Series A Preferred Stock is convertible at the option of the holder at any time into shares of common stock at a conversion price of $.50 per share of common stock, subject to customary anti-dilution adjustments. The Series A Preferred Stock has a cumulative dividend, payable semi-annually. Until February 15, 2004, dividends are payable in cash and/or additional Series A Preferred Stock, at the Company's option, at the rate of 10.0% per annum. Thereafter, dividends will be payable only in cash, at a rate of 10.0% per annum. The dividend rate increases to 15.0% per annum in the event of a qualified public offering, a change of control (each as defined) or the sale of all or substantially all of the assets of the Company. In the event dividends are not declared or paid, the dividends will accumulate on a compounded basis. The Series A Preferred Stock has a liquidation preference equal to the sum of the stated value of the Series A Preferred Stock ($5,000,000 in the aggregate) plus all accrued and unpaid dividends thereon and a participation payment equal to shares of common stock at the conversion price and/or such other consideration that would be payable to holders of the Series A Preferred Stock if their shares had been converted into shares of the Company's common stock immediately prior to the liquidation event.

The Series A Preferred Stock ranks senior to the common stock and any other junior securities with respect to the payment of dividends and liquidating distributions. The Company is prohibited from issuing any capital stock that ranks senior to the Series A Preferred Stock without the consent of the holders of a majority of the outstanding shares of Series A Preferred Stock.

Upon the occurrence of a qualified public offering, a change in control, or a sale of the Company, the Company may, by decision of the then independent members of the Board of Directors, redeem the outstanding Series A Preferred Stock in whole but not in part at an aggregate redemption price equal to the $5,000,000 liquidation preference plus the participation payment.

The holders of the Series A Preferred Stock are entitled to vote on an as converted basis with the holders of the common stock as a single class and have the right to vote as a class on certain specified matters. In the event that the Company fails to pay dividends for either two consecutive semi-annual periods or any four semi-annual periods, the Purchasers are entitled to designate two directors to serve on the Company's Board of Directors for as long as at least 10% of the shares of the Series A Preferred Stock remain outstanding. The holders of the Series A Preferred Stock also have been granted registration rights in respect of the common stock underlying the Series A Preferred Stock.

As a result of the investment by the Purchasers, which was a condition to an amendment by ING of the Company's note purchase agreement, the Company believes that it is in compliance with the net worth covenants under its credit agreements. However, the Company is not in compliance with collections covenants relating to its Warehouse Facility and Securitization 99-1 financing (see Notes 4 and 6).

The investment by the Purchasers was approved by the Company's board of directors, following the recommendation of a special committee consisting of the Company's independent director formed specifically for the purpose of evaluating and considering the transaction. The special committee was advised by an independent financial advisor and by independent legal counsel.

The following represents the unaudited pro forma effects of the sale of preferred stock and debt forgiveness on the Company's consolidated statement of financial position as of December 31, 2001, as if the transaction occurred on such date:

   Unaudited Pro Forma Condensed Consolidated Statement of Financial Position

                                December 31, 2001


                                                                                                  (In Thousands)
                                                                                                        Pro
                                                                      Historical       Pro Forma       Forma
                                                                        12/31/01      Adjustments     12/31/01
                                                                      ----------      -----------  --------------
ASSETS
Cash-Unrestricted                                                        $  1,412       $ 5,000(1)    $  6,412
Cash-Restricted                                                             3,053            --          3,053
Investment in Receivable Portfolios                                        47,001            --         47,001
Retained Interest in Securitized Receivables                               17,926            --         17,926
Property and Equipment-Net                                                  5,244            --          5,244
Other assets, net                                                           3,075          (138)(2)      2,937
                                                                         --------       -------       --------
Total Assets                                                             $ 77,711       $ 4,862       $ 82,573
                                                                         ========       =======       ========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Accounts Payable and Accrued Expenses                                    $  9,618       $  (652)(2)   $  8,966
Notes Payable and Other Borrowings                                         70,588        (4,671)(2)     65,917
Debt Discount - Net                                                        (1,373)          520 (2)       (853)
Capital Lease Obligations                                                   1,236            --          1,236
                                                                         --------       -------       --------
Total Liabilities                                                          80,069        (4,803)        75,266
                                                                         --------       -------       --------
Shareholders' Equity (Deficit)
  Preferred Stock                                                              --         5,000(1)       5,000
  Common Stock                                                                 72            --             72
  Additional Paid-in-Capital                                               22,111         4,665(2)      26,776
  Unrealized Gain - AFS                                                     1,196            --          1,196
  Accumulated deficit                                                     (25,737)           --        (25,737)
                                                                         --------       -------       --------
Total Shareholders' Equity (Deficit)                                       (2,358)        9,665          7,307
                                                                         --------       -------       --------
Total Liabilities and Stockholders' Equity (Deficit)                     $ 77,711       $ 4,862       $ 82,573
                                                                         ========       =======       ========

(1) Net proceeds from sale of 1,000,000 shares of preferred stock at $5.00 per share

(2) Net effect of debt forgiveness as follows:

                                                                         Accrued
                                                   Notes Payable         Interest       Total
                                                   -------------       -----------    ----------
Obligations before forgiveness                           $11,921             $652       $12,573
Obligations after forgiveness                              7,250               --         7,250
                                                         -------            ----        -------
Debt forgiveness                                          $4,671             $652         5,323
                                                         =======            =====
Reduction of deferred loan costs, net, associated with debt forgiven                       (138)
Reduction of debt discount, net, associated with debt forgiven                             (520)
                                                                                        -------
Net pro forma increase to additional paid-in-capital                                    $ 4,665
                                                                                        =======



Employment Agreements
In March 2002, the Company entered into two employment agreements with executive officers. Such agreements generally provide for one year terms and base compensation aggregating $575,000 per annum, plus incentive compensation as defined. The agreements provide for severance payments of one an a half years and one year, respectively, upon termination without cause, as defined.

15.  Quarterly Information (Unaudited)

                                                                          Three Months Ended
                                                        ------------------------------------------------------
                                                        March 31          June 30  September 30    December 31
                                                        ------------------------------------------------------
                                                                (In Thousands, Except Per Share Amounts)
2000
Revenues                                                 $ 7,887         $ 10,054      $ 10,161        $ 8,458

Total operating expenses                                   7,669           29,679         8,838         13,463
Net loss                                                  (2,191)         (16,000)         (629)        (4,910)
Basic loss per share                                       (0.30)           (2.17)        (0.08)         (0.65)
Diluted loss per share                                     (0.30)           (2.17)        (0.08)         (0.65)

2001
Revenues                                                 $ 8,677         $ 10,441      $ 13,569        $15,158

Total operating expenses                                  10,321           11,578        11,376         13,549
Net loss                                                  (3,743)          (3,880)       (1,045)        (2,197)
Basic loss per share                                       (0.52)           (0.54)        (0.15)         (0.31)
Diluted loss per share                                     (0.52)           (0.54)        (0.15)         (0.31)